Exhibit 99.1

Yucheng Technologies Limited
Reported 50% Year-Over-Year Increase in Pro-Forma Net Income and Gross Margin Improvement

Financial Results for the Three Month Period
Ended June 30, 2007

Highlights:

- Unaudited revenue is US$10.4 million, increasing 12% quarter-over-quarter and 32% year-over-year

- Unaudited net income, excluding e-Channels related acquisition amortization, is US$2.1 million, an increase of 97% quarter-over-quarter and an increase of 50% year-over-year

- Unaudited gross margin is 36% for this period, compared to 32% for the same period of 2006, and 29% for the first three month period of 2007

- Diluted EPS, excluding e-Channels related acquisition amortization, is US$0.17, increasing by 89% compared to US$0.09 for the first three month period of 2007

- Received US$34.3 million from redemption of warrants, increasing total outstanding shares to 16,394,806

Beijing, August 14, 2007- Yucheng Technologies Limited (NASDAQ: YTEC), a China-based leading provider of IT and outsourced services for the Chinese banking industry, today announced company prepared, unaudited financial results for the three month period ended June 30, 2007.

The company reported unaudited revenue of US$10.4 million for the three month period ended June 30, 2007, representing a 12% quarterly increase compared to US$9.3 million in the first three month period of 2007, and an increase of 32% over the same period in 2006. The increase in revenues reflects strong growth in all of the company's main product offerings.

Excluding amortization expense related to the e-Channels acquisition, the unaudited net income for the three month period ended June 30, 2007 was US$2.1 million, a 97% quarterly increase compared to US$1.0 million in the first three month period of 2007, and an increase of 50% from US$1.4 million for the same period in 2006. Unaudited net income including the e-Channels amortization charge for the three month period ended June 30, 2007 was US$1.8 million. The unaudited earnings per share for the three month period ended June 30, 2007 was US$0.17 excluding the amortization charge and US$0.15 including it.

"Our businesses again delivered solid performance in this three month period and we remain well on track to achieve our full-year management incentive profit target," remarked Mr. Weidong Hong, Yucheng’s CEO. "Our software, IT consulting, maintenance and support businesses once again led the company's performance with continued growth in revenue and margin expansion. In particular, non-system integration business revenue in this quarter increased by 32% sequentially, compared to the first three month period in 2007. We continue to focus on developing our software and IT consulting businesses, and continue to strengthen our commitment to risk management, online banking and call center solutions, which we believe will continue to see robust growth. We are currently working on several large contracts in these categories. Highlights in the past three months include many exciting events for the company. On May 9th, Yucheng was upgraded from NASDAQ Capital Market to NASDAQ Global Market, which provides us with increased market visibility and greater access for investors interested in being shareholders. We also completed the warrant redemption which broadened our shareholder base, increased share liquidity by adding 6.9 million shares to the free float and raised US$34.3 million of capital for future acquisitions, strategic investments and working capital. ”

Key Unaudited Financial Indicators:

The difference between the unaudited non-GAAP net income amounts and GAAP net income amounts set forth is the effect of the amortization expense of intangible assets, which resulted from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

(All numbers in US$ thousands, except per-share amounts)

	Q2 of 2007	Q2 of 2006	Change (%)
Consolidated Revenue	$10,426	$7,896	32%
Cost of Revenue	$6,695	$5,340	25%
Gross Profit	$3,731	$2,556	46%
Total Operating Expenses	$1,837	$963	91%
Income from Operations	$1,894	$1,593	19%
Non-GAAP Net Income	$2,062	$1,379	50%
Amortization of Intangible Assets	$274	Nil	N/A
GAAP Net Income	$1,788	$1,379	30%
Non-GAAP EPS - Diluted	$0.17	$0.37	(54)%
GAAP EPS - Diluted	$0.15	$0.37	(60)%
Weighted average common shares outstanding - Diluted	12,272,771	3,754,484	227%
Note: The United States dollar amounts in the above table are calculated based on the
US$: RMB conversion rate of 7.6155 as of June 30, 2007 and 7.9956 as of June 30, 2006.

Unaudited Financial Results:

Unaudited revenue for the three month period ended June 30, 2007 was US$10.4 million, a 12% quarterly increase compared to US$9.3 million in the first three month period of 2007, and an increase of 32% compared to the US$7.9 million for the same period last year. The breakdown is as follows: approximately 55% of total unaudited revenue was from system integration; and 45% of total unaudited revenue was from non-system integration.

Unaudited cost of revenues was US$6.7 million compared to US$6.6 million during the first three month period of 2007, and US$5.3 million during the three month period ended June 30, 2006, representing an increase of 2% quarter-over-quarter and 25% year-over-year. The unaudited gross profit for the three month period ended June 30, 2007 was US$3.7 million, up 36% compared to the first three month period of 2007, and up 46% compared to the US$2.6 million in the same period of 2006.

The overall gross margin was 36% for the three month period ended June 30, 2007, compared to 32% during the same period of 2006, and to 29% for the first three month period in 2007. The increase was mainly due to the increase of percentage of non-system integration revenue in the total revenue mix and increased gross margin in this business.

Unaudited selling, marketing and general administrative expenses totaled US$2.0million, a 44% increase quarter-over-quarter and a 116% increase from US$0.9 million year-over-year. The increase was attributable to expansion of core Yucheng operations and the expenses incurred from POS merchant acquiring business. Unaudited research and development expenses increased by 89% to US$201,458 compared to that in the three month period ended June 30 2006. Research and development expenses were mainly related to investment in developing new and higher margin software products.

Unaudited income from operations was US$1.9 million, which increased by 58% as compared to US$1.2 million for the first three month period of 2007, and increased by 19% as compared to US$1.6 million for the three month period ended June 30, 2006. The operating margin for the three month period ended June 30, 2007 was 18%, versus 20% for the same period in the previous year, and 13% for the first three month period of 2007. The effective tax rate for the same period of 2007 was negative 4%, compared to 10% for the first three month period of 2007, and 12% for the three month period ended June 30, 2006, due to deferred tax assets recognized in the POS division.

Excluding amortization charge related to the e-Channels acquisition, the net income for the three month period ended June 30, 2007 was US$2.1 million, representing EPS Diluted of US$0.17 compared to a net income of US$1.4 million or EPS US$0.37 in the same period of 2006. Including the amortization charge, the net income is US$1.8 million and EPS diluted is US$0.15 for the three month period ended June 30, 2007. The weighted average number of shares used in the calculation of diluted EPS was 12,272,771 for the three month period ended June 30, 2007 compared to 3,754,484 in the same period of 2006.

Business Outlook:

"Yucheng’s management team is committed to delivering sustainable and solid growth to our shareholders. The trend of heavy IT investment by Chinese banks in electronic customer service channels such as web-banking, call centers and risk management continues, and we expect to see robust demand for our existing product lines for the remainder of 2007,” concluded Weidong Hong, CEO of Yucheng. “In addition, we strive to carry out our growth strategy of migrating ourselves into higher margin IT consulting and software businesses, and expanding our client base. Finally, senior management has a positive outlook for the second half of this year, and remains confident in our abilities to achieve our corporate goals for 2007."

Teleconference Information:

Management will conduct a conference call to discuss its financial results for the three month period ended June 30, 2007 at 8:00 a.m. EST on Tuesday, August 14, 2007. Interested parties may dial toll-free 1-866-519-4004 if dialing from the States, 1-800-407-1908 if dialing from Canada, or 0-808-234-6646 if dialing from UK. For NetCom or Telecom Users in China, please dial 10-800-650-0419 and 10-800-265-0432, respectively. Interested parties in other countries should dial +65 67357955. Please dial in to the call approximately 10 minutes prior to the scheduled start time, and use the conference call identification 12139218 to join.

The record of this call can be downloaded and accessible at www.intercallapac.com/ftp/conf12139218.zip for 48 hours starting 2 hours after the end of the call. The record also will be accessible on Yucheng's website at http://www.yuchengtech.com.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,200 employees and has established an extensive footprint to serve its banking clients nationwide with nine subsidiaries and representative offices located in Shanghai, Guangzhou, Xi'an, Xiamen, Zhengzhou, Kunming, Nanjing, Changsha and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) system integration and IT consulting, 2) solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in banking channel management IT solutions and services, such as web banking and call centers, and risk/performance management solution consulting and implementation service. It is also rapidly becoming one of the leading third party providers of POS merchant acquiring services.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations
Tel: 8610- 64420533
Email: investors@yuchengtech.com

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Unaudited Consolidated Balance Sheets
June 30, 2007 and Dec 31, 2006

Assets	2007.6.30	2007.6.30	2006.12.31
	USD	RMB	RMB

Current assets:
Cash	38,688,611	294,633,113	98,357,657
Trade accounts receivable, net	21,826,328	166,218,403	116,606,333
Costs and estimated earnings in
excess of billings on uncompleted contracts	4,083,283	31,096,242	17,022,985
Amounts due from related companies	4,715	35,905	386,867
Inventories	819,097	6,237,834	5,655,156
Pre-contract costs	623,027	4,744,663	1,605,795
Deposit for acquisition of businesses	2,089,591	15,913,283	44,750,000
Other current assets	4,796,102	36,524,716	21,035,434
Deferred income taxes	60,138	457,979	427,601

Total current assets	72,990,892	555,862,138	305,847,828

Investments in and advances to
affiliates	415,124	3,161,377	3,161,376
Office equipment, furniture
and motor vehicles	2,367,154	18,027,065	13,420,353
Less: accumulated depreciation	(919,935)	(7,005,766)	(6,958,874)

Net office equipment, furniture
and motor vehicles	1,447,219	11,021,299	6,461,479
Intangible assets, net	4,071,309	31,005,050	36,207,527
Other non-current assets	231,475	1,762,796	45,383
Deferred income taxes	179,943	1,370,356	143,426
Goodwill	8,140,467	61,993,729	37,273,607

Total assets	87,476,429	666,176,745	389,140,626

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Unaudited Consolidated Balance Sheets (continued)
June 30, 2007 and Dec 31, 2006

Liabilities and owners’ equity	2007.6.30	2007.6.30	2006.12.31
	USD	RMB	RMB
Current liabilities
Short-term loan	4,727,201	36,000,000	32,000,000
Current instalment of long-term loan	459,589	3,500,000	3,500,000
Trade accounts payable	4,597,555	35,012,677	36,742,492
Billings in excess of costs and estimated
earnings on uncompleted contracts	141,167	1,075,056	978,248
Employee and payroll accruals	724,922	5,520,643	2,671,365
Dividends payable to ex-owners	4,878,332	37,150,936	38,000,000
Income taxes payable	661,571	5,038,192	4,240,717
Due to related parties	119,223	907,948	907,948
Other current liabilities	2,167,434	16,506,093	22,177,691

Total current liabilities	18,476,994	140,711,545	141,218,461
Deferred income taxes	610,262	4,647,453	5,292,707

Total liabilities	19,087,256	145,358,998	146,511,168

Owners’ equity
Preferred stock, $0.0001 par value, authorised
2,000,000 shares and none issued;
Common stock, $0.0001 par value, authorised
60,000,000 shares; 9,528,320 shares and none
Issued and outstanding as of December 31,
2006 and both of December 31, 2005 and
2004	2,627,047	20,006,274	20,001,229
Additional paid-in capital	57,175,620	435,420,936	176,450,960
Reserves	2,492,961	18,985,144	18,985,144
Retained earnings	6,110,254	46,532,639	27,331,325
Accumulated other comprehensive loss	(16,709)	(127,246)	(139,200)

Total owners’ equity	68,389,173	520,817,747	242,629,458

Total liabilities and owners’ equity	87,476,429	666,176,745	389,140,626

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Unaudited Consolidated Statements of Income
Three months ended June 30, 2007 and 2006

	2007 Q2	2007 Q2	2006 Q2
	USD	RMB	RMB

Revenues:
System Integration	5,761,721	43,878,384	33,342,344
Non-System Integration	4,664,260	35,520,673	29,792,013

Total revenues	10,425,981	79,399,057	63,134,357

Cost of revenues	(6,695,258)	(50,987,738)	(42,694,055)

Gross profit	3,730,723	28,411,319	20,440,302

Operating expenses:
Research and development	(201,458)	(1,534,201)	(851,561)
Selling and marketing	(821,187)	(6,253,750)	(3,595,093)
General and administrative	(1,191,141)	(9,071,134)	(3,850,358)
Subsidies and value-added tax
refunds	377,266	2,873,067	597,885

Total operating expenses	(1,836,520)	(13,986,018)	(7,699,127)

Other income (expenses):
Interest income	86,994	662,504	46,340
Interest expense	(14,644)	(111,518)	(161,107)
Equity in loss of affiliates	-	-	(69,051)
Other income (expense), net	14,166	107,878	11,067

Income before income taxes	1,980,719	15,084,165	12,568,424
Income tax benefit (expense)	81,116	617,740	(1,539,792)
Amortization for intangible assets	(273,956)	(2,086,310)	-

Net income	1,787,879	13,615,595	11,028,632